November 8, 2019

Alicia Grande
Chief Financial Officer
CATALYST PHARMACEUTICALS, INC.
355 Alhambra Circle
Suite 1250
Coral Gables, FL 33134

       Re: CATALYST PHARMACEUTICALS, INC.
           Form 10-K filed March 18, 2019
           File No. 001-33057

Dear Ms. Grande:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.



Notes to the Financial Statements

7 Collaborative Arrangement, page F-16

1. With regards to the collaboration and license agreement with Endo Ventures Limited, please revise your future filings to quantify the aggregative amount of potential milestone payments. Further, tell us and disclose in future filings how milestone payments will be recognized into revenue and whether they are substantive or non-substantive.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Alicia Grande
CATALYST PHARMACEUTICALS, INC.
November 8, 2019
Page 2

       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding the comment.



FirstName LastNameAlicia Grande           Sincerely,
Comapany NameCATALYST PHARMACEUTICALS, INC.
                                          Division of Corporation Finance
November 8, 2019 Page 2                   Office of Life Sciences
FirstName LastName